JAMES M. CAIN
DIRECT LINE: 202.383.0180
E-mail: james.cain@sutherland.com

April 16, 2010

Via Messenger and edgar submission

Jennifer Gowetski, Esq.
Senior Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	United States Brent Oil Fund, LP Amendment No. 3 to Registration Statement on Form S-1 Filed April 2, 2010 Registration No. 333-162015

Dear Ms. Gowetski:

On behalf of the United States Brent Oil Fund, LP  (the “Registrant”), enclosed for your convenience is a courtesy copy of Pre-Effective Amendment No. 4 (the “Amendment”) to the above-captioned Registration Statement on Form S-1.  The Amendment was filed with the Commission on April 16, 2010.  The enclosed copy has been marked to show changes from Amendment No. 3 to the Registration Statement.  In the Amendment, the Registrant has made changes in response to your comments, updated certain information, and made certain other stylistic and formatting changes.

Also, we are providing the Registrant’s responses to your comments of April 14, 2010 to the Registration Statement.  Each of your comments is set forth below, followed by the Registrant’s response.

General

1.
We note your disclosure on page 1 that you expect your initial limited partner will be Kellogg Capital Group, LLC.  We further note your form of amended and restated agreement of limited partnership that indicates that Kellogg Capital Group, LLC shall purchase the initial creation basket at an initial offering price per unit equal to $50 per unit.  Please explain how this transaction is exempt from registration and provide a detailed analysis regarding why this transaction should not be integrated into your current public offering.  Refer to Securities Act Release No. 8828 (Aug. 10 2007).  Alternatively, please tell us how this transaction complies with Section 5 of the Securities Act of 1933.

Jennifer Gowetski, Esq.
April 16, 2010

Response:  As a preliminary matter, Kellogg Capital Group, LLC will act as the initial limited partner of the Registrant and has signed the Amended and Restated Agreement of Limited Partnership, but it will not be acting as the initial Authorized Purchaser.  Merrill Professional Clearing Corp. is expected to act as the initial Authorized Purchaser and, in such capacity, is expected to purchase the initial creation basket(s) from the Registrant following the effectiveness of the Registration Statement.  Therefore, no private offering of units is contemplated.  The initial creation basket(s) will contain units registered pursuant to the Registration Statement.

As to the second part of your comment, the Initial Authorized Purchaser is a statutory underwriter, as disclosed in the prospectus.  Pursuant to Section 2(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”), preliminary negotiations or agreements between an issuer and any underwriter are excluded from the definitions of “sale,” “offer to sell” and “offer to buy.”  As a result, the sale of the initial creation basket(s) to Merrill Professional Clearing Corp. is not considered to be a “sale” for purposes of Section 2(a)(3) of the Securities Act and any all discussions and/or negotiations between the Registrant and Merrill Professional Clearing Corp. are not considered to be “offers” for purposes of Section 2(a)(3) of the Securities Act.

The arrangement between the Registrant and the Initial Authorized Purchaser is virtually identical to the arrangement between a public issuer and an underwriter in the context of a firm commitment underwritten offering.  In both situations, the underwriter (or Initial Authorized Purchaser) agrees to purchase securities from the issuer subject to the terms of an underwriting agreement (or an Authorized Purchaser Agreement) with a view towards distributing the securities to the public.  The purchase and sale of securities both to the Initial Authorized Purchaser and from the Initial Authorized Purchaser to the public will be made using an effective registration statement.  Section 5 applies to situations where an effective registration statement is not in effect.  As noted above, the proposed sale of securities to the Initial Authorized Purchaser will be conducted with an effective registration statement.  As a result, the proposed transaction does not implicate Section 5 of the Securities Act.

2.
We note your disclosure on page 19 and throughout the prospectus regarding the proposed rule published by the CFTC on January 26, 2010 and that the proposed rule, as drafted, does not impose limits on the benchmark futures contract.  Please revise your disclosure to briefly clarify whether the proposed rule will impact your strategy or impact your ability to meet your investment objective.

Response: The proposed CFTC rule relating to imposing position limits on certain futures contracts traded on a domestic futures exchange does not propose position limits on futures contracts traded on ICE Futures which is not a domestic futures exchange.  The Benchmark Futures Contract that the Registrant proposes to purchase and track is traded on ICE Futures.  Despite this, the Registrant believes that it is prudent and material to include disclosure about the proposed rule so that prospective investors are aware that actions may be taken in the United States to impose position limits on commodity futures contracts traded on the New York Mercantile Exchange or some other domestic exchange.

Jennifer Gowetski, Esq.
April 16, 2010

In addition, the proposed rule did not propose specific position limits that would be applicable to commodity futures contracts traded on the New York Mercantile Exchange or some other domestic exchange.  Rather, the proposal proposed to set position limits based on a percentage of the open interest in these contracts for the spot month, any single month, and all months combined.  Since the proposal is not a final rule, the Registrant is not comfortable speculating on what the provisions contained in the final rule will be beyond the current disclosure that summarizes how position limits may be determined.  There has been considerable attention to this proposed rule both in the press and by market participants, including nearly 6,000 comment letters on file with the CFTC.  As a result, it is very difficult and could prove to be misleading to attempt to predict what the final rule will look like.

Notwithstanding the fact that the proposed rule would not impose position limits on purchasing the Benchmark Futures Contract, the proposed rule would not otherwise prohibit the Registrant from achieving its investment objective.  As disclosed in the prospectus, the effect the proposed rule could have (subject to the provisions in the final rule) on the Registrant would be to force the Registrant to purchase futures contracts (other than the Benchmark Futures Contract) or other oil interests if its holdings of Benchmark Futures Contracts were to meet the position limits imposed by ICE Futures.  The ability to purchase other futures contracts or other oil interests is disclosed in numerous locations throughout the prospectus.

Due to the fact that the Benchmark Futures Contract is not traded on a domestic exchange and the uncertain outcome of the proposed rule, the Registrant believes that its current disclosure is adequate and that any speculation about the form or details of how the proposed rule may impact its ability to achieve its investment objective could prove to be misleading to investors.

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We hope that you will find these responses satisfactory.  If you have questions or further comments regarding this Amendment, please call the undersigned at 202.383.0180.

Sincerely,

/s/ James M. Cain

James M. Cain
Enclosure

cc:           Nicholas D. Gerber
W. Thomas Conner, Esq.